FOX LAW OFFICES, P.A.
c/o 131 Court Street , #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

December 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

   Re:      Kraig Biocraft Laboratories, Inc.
Registration Statement on Form S-1
Filed October 2, 2009
File No. 333-162316

Annual Report on Form 10-K
Filed April 15, 2009

File No. 333-146316

Dear Ms. Long:

This letter is a point by point response to the Staff’s comment letter dated October 29, 2009 (the “Staff Letter”) on the registration statement on Form S-1 (File No. 333-162316) (“registration statement”) of Kraig Biocraft Laboratories, Inc. (the “Company”) filed with the Securities and Exchange Commission on October 2, 2009. The item numbers below correspond to the item numbers in the Staff Letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text. We are filing concurrently herewith the Amendment No. 1 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the registration statement.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Registration Statement on Form S-1

General

1.
We note that the number of your currently outstanding shares is 513,377,924, directors and officers own 320,625,500 of these shares, and that approximately 88,500,000 shares are being registered for resale by Calm Seas Capital, LLC.  Because of the nature and the size of the transaction being registered relative to the number of shares outstanding, your offering appears to be an “at the market offering of equity securities by or behalf of the registrant” under Rule 415(a)(4) of Regulation C.  However, it appears that you are not eligible to conduct an offering “at the market.”  Therefore, please advise us of the Company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) or, alternatively, please reduce the amount of shares being registered to an amount that is less than or equal to one-third of the amount of your outstanding securities held by non-affiliates.

Response: The Company has reduced the number of shares to be registered to 63,600,000 shares of the Company’s Class A common stock, which is 33% of the 192,752,424 shares of the Company’s Class A common stock held by non-affiliates.

2.
Your September 14, 2009 letter agreement with Calm Seas Capital states that the investors participating in the equity line transaction consist of “Calm Seas Capital, LLC, as lead investor, and associated entities.”  Your registration statement, in contrast, indicates that Calm Seas Capital is the sole investor and selling security holder.  Please tell us the names and roles of any additional entities that are participating in the equity line transaction, being sure to describe any relationships among to the entities.  If there are additional entities participating in the equity line transaction, please revise the registration statement to disclose their participation in the same manner and to the same extent as the information you have provided for Calm Seas Capital.

Response: There are no other investors that are or will be participating in the equity line transaction.  The September 14, 2009 letter agreement was an amendment to the original letter agreement signed on July 17, 2009.  At that time, the Company and Calm Seas contemplated that Calm Seas would bring in affiliated investors.   Despite the wording the September 14, 2009 letter agreement, however, no affiliated investors were brought in for the equity line of credit.

3.	To the extent you have any financial information available for the recently completed quarter, please provide a Recent Developments section to disclose and discuss such information.

Response: The Company has added a Recent Developments section on page 3 of the Amendment to add disclosure of financial information for the quarter ended September 30, 2009.  The Company also updated the Summary Financial Data table on page 5 of the Amendment and the Management’s Discussion and Analysis on pages 30 to 31 of the Amendment with disclosure regarding financial information for the quarter ended September 30, 2009.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Prospectus Cover Page

4.
We note your reference to the July 17, 2009 letter agreement.  Please revise your disclosure to also refer to the September 14, 2009 letter and memorandum of understanding that you filed as Exhibit 10.4 to the registration statement.  In addition, please provide us with a copy of the July 17, 2009 letter agreement and tell us why you have not filed it as an exhibit to the registration statement.  Please confirm to us that all the terms of the equity line agreement that you have negotiated with Calm Seas Capital are set forth in the September 14, 2009 letter and memorandum of understanding.  Please note that we may have additional comments based on your response.

Response:  The Company has revised the prospectus cover page to state that the July 17, 2009 letter and memorandum of understanding was amended on September 14, 2009.  We have attached a copy of the signed July 17, 2009 letter agreement to this letter.  The reason that the Company did not file the July 17, 2009 letter agreement as an exhibit to the registration statement was because all of the terms of that letter agreement were included in the September 14, 2009 except as modified thereby.  The September 14, 2009 letter agreement amended the July 17, 2009 letter agreement as follows:  (i) extended the time for Calm Seas Capital to make the last $20,000 of its bridge investment in the Company until the Company files the registration statement; and (ii) provided for a put by mutual agreement by the Company and Calm Seas Capital in excess of the monthly put ceiling of $75,000.  We hereby confirm, on behalf of the Company, that all of the terms of the equity line agreement that the Company negotiated with Calm Seas Capital are set forth in the September 14, 2009 letter and memorandum of understanding.

Prospectus Summary, page 2

5.	In this section, please briefly descript the Company’s current financial situation and disclose that you have received a going concern opinion from your independent registered public accounting firm.

Response:  The Company has provided the requested disclosure on page 2 of the Amendment.

6.
In this section and in the Use of Proceeds section, please discuss the likelihood that the Company will receive, or will need, based on the Company’s business plans, the full amount of proceeds available under the equity line agreement.  If the Company is not likely to receive the full amount, please explain why the parties choose $1,000,000 as the equity line dollar amount.

Response: Approximately 80% of the full proceeds under the equity line agreement will be used for employee salaries and the costs of our research and development obligations under our soon-to-be renewed agreement with the University of Notre Dame.  Additionally, 12% of the full under the equity line agreement will be used for the costs related to the Company’s operations as a public company (primarily, legal and accounting fees) and legal fees for the Company’s intellectual property.  Along with 2.8% of the full proceeds going towards rent, telecommunications and other

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

office expenses, the Company’s management believes that at least 94.8% of the full proceeds from the equity line of credit will be used for expenses crucial to the Company’s operations which the Company does not view as discretionary items.  The amount that the Company has established as a “reserve” is based on the experiences of the Company’s CEO, Kim Thompson, that such amounts will very likely be used as unexpected costs are common in research and development intensive businesses such are biotechnology.  The Company, therefore, believes that it is highly likely that it will need the full $1,000,000 available under the equity line agreement.  The Company believes that it will be able to raise such amount under the equity line agreement, even with the reduction of the number of shares covered by the registration statement in accordance with comment 1 of the Staff Letter.  The Company’s belief is based on the expectation that positive results from laboratory research during the 24 month term of the equity line of credit will have a positive effect on the market price of the Company’s stock, and, therefore, will enable the Company to raise the full $1,000,000 in gross proceeds.  In the event that the Company does not have positive results from is research and development during the 24 month term of the equity line of credit, the Company believes it will be unlikely that it will raise the full $1 million in gross proceeds.  Accordingly, the Company has provided the requested disclosure on pages 3 and 17 of the Amendment.

About Our Company, page 2

7.
We note that your agreement with the University of Notre Dame has lapsed and that you are attempting to renew the agreement.  Please disclose the current status of your efforts to renew the agreement as well as the likely material consequences if you fail to renew the agreement.

Response: The Company has provided the requested disclosure on page 2 of the Amendment.

The Offering, page 2

8.
Please tell us why you believe you can properly issue more than 88,500,000 shares.  In this regard, we note that the registration statement covers the issuance of only 88,500,000 shares.  You are required to make a good-faith estimate of the maximum number of shares that you may put to the investor under the equity line agreement.  If the number of registered shares is less than the actual number issued, you must file a new registration statement to register additional shares, assuming the investor desires to sell those additional shares.

Response:  In accordance with its response to comment 1 of the Staff Letter, the Company is reducing the number of shares being registered from 88,500,000 to 63,600,000.  The Company’s estimate of 88,500,000 was based on an assumption that the price of the Company stock would decrease considerably as a result of the sales of shares under the equity line of credit.  However, the Company’s assumption did not take into account that from time to time the Company expects to make announcements (whether under Form 8-K or as a press release) regarding its research and development efforts, which are being funded by the equity line of credit.  The Company has various goals it seeks to achieve during the term of the equity line of credit, such as the laboratory production of recombinant fiber and high performance fiber.  If the Company is able to achieve such goals or take substantial steps to achieve such goals, the Company expects the announcement of such achievements will have a positive impact on the price of our Class A common stock.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Additionally, the Company expects that its access to capital under the equity line of credit will also have a positive effect on the price of the Company’s stock as it will give the Company access to the capital to execute its business plan over a 24 month period, notwithstanding the potential dilution by the issuance of up to 63.6 million shares.    The Company believes these two factors will enable the Company to raise the $1 million in gross proceeds under the equity line of credit with the number of shares being registered under the Amendment.

Risk Factors, page 5

9.	Please move the going concern, internal control and patent rights risk factors on page 7 to the beginning of your risk factor disclosure.

Response: The Company has moved the risk factors going concern, internal control and patent rights risk factors to pages 6 and 7 of the Amendment.

10.	Please include a risk factor disclosing the dilutive effect of the pricing formula under the Equity Line Agreement.

Response:  The Company has added the requested risk factor on page 7 of the Amendment.

We may be unable to maintain an effective system of internal controls . . . . page 7

11.
We note that you have not yet remediated some or all of the material weaknesses present at the end of your last fiscal year.  Please clearly disclose the remaining material weaknesses, the steps you plan to take to remediate them, and when you anticipate that the material weaknesses will be remediated.

Response: The Company has provided the requested disclosure on page 6 of the Amendment.

We may not have access to the full amount under the Equity Line, page 11

12.	Please expand this risk factor to discuss the likelihood that the Company will have access to the full amount available to it under the equity line.

Response:  The Company has provided the requested disclosure on page 12 of the Amendment.

Risk Factors Related to the Equity Line of Credit and This Offering, page 11

We are registering an aggregate of 88,500,000 shares of Class A Common Stock to be issued under the Equity Line of Credit.  The sale of such shares could depress the market price of our Class A common stock, page 11

13.	Please explain the purpose and context to the reference to two million shares in the first line of this risk factor. If the reference has been made in error, please correct the disclosure.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:  The reference to two million shares in the first line in this risk factor was made in error and has been deleted from the disclosure on page 12 of the Amendment.

The selling shareholder may engage in short sales.   Significant short sales of our common stock will cause the decline of our share price, page 11

14.
This risk factor appears to conflict with the terms of the September 14, 2009 letter and memorandum of understanding, which prohibits the selling shareholders from engaging in short sales during the term of the equity line agreement.  Please revise your disclosure accordingly.   Please also make conforming revisions to the Plan of Distribution section of the prospectus.

Response:  The Company has revised this risk factor on page 13 of the Amendment to disclose that hedging transactions by the selling shareholder, other than by short sales, may cause our stock price to decline.  Additionally, the Company revised the Plan of Distribution on page 19 of the Amendment to delete references to short sales.  Please note that we also revised the risk factor to clarify that that broker dealers and financial institutions may engage in short selling for their own account and not for the benefit of Calm Seas Capital.

Use of Proceeds, page 12

15.
Pursuant to Instruction 1 of Item 504 of Regulation S-K, please prioritize the purposes of the proceeds from the equity line and discuss the Company’s plans if substantially less than the maximum proceeds are obtained.  Additionally, on page 9 we note that management intends to use the proceeds from the offering to pay off some of the Company’s past indebtedness.  If any material part of the proceeds is to be used to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness.  Please refer to Instruction 4 of Item 504 of Regulation S-K.

Response:  The Company has made the requested disclosure on page 15 of the Amendment.  The Company has revised the risk factor on page 10 of the Amendment to correct the prior disclosure that the proceeds will be used to pay off some “past indebtedness.”  The Company does not have any “indebtedness” on its balance sheets.  The Company does have unpaid salary owed to its CEO, Kim Thompson, which amounts is accounted for as “accrued expenses – Related Party” on its balance sheet.  However, this accrued expense does bear interest at the rate of 7% per annum and is due on demand.  The Company has revised this risk factor to replace “past indebtedness” with “accrued expenses” as well as disclose the interest rate and maturity of such accrued expenses.

Selling Shareholder, page 13

16.
In this section and the Sale of Unregistered Securities section, please describe in detail the Bridge Investment that is party of the Equity Line Agreement. In addition, please disclose the following information in the Selling Shareholder section:

•	the discount to market at which the selling shareholder will receive the shares;

•	the likelihood you will ever receive the full amount under the equity line, and why the parties picked the principal amount if it is not likely that you will receive that amount;

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

•	the effect of sales on the number of outstanding securities, including dilution, effects on trading price and the mechanics of conversion or issuance formula;

•	the full discounted price at which the selling shareholder will buy shares; and

•	any fees, commissions or other compensation received by the investor.

Response:  The Company has provided the requested disclosure on pages 17 and 18 and page II-4 of part II of the Amendment.

Description of Securities, page 15

17.	We note your disclosure that there is no par value for the shares of Class A common stock. However, on page 3, you state that the par value for the Class A common stock is $0.001. Please reconcile.

Response: The Company has corrected the disclosure on page 4 to state that the Class A common stock has no par value.

18.
We note your disclosure that you intend to issue preferred stock to Kim Thompson.  Contrary to your disclosure, this issuance does not appear to be described in your financial statements.  Please provide us with the material terms of this proposed issuance, including a copy of the agreement pursuant to which the securities will be issued.  In addition, please disclose whether the selling shareholder has consent to this issuance.

Response: Accompanying this response letter is a copy of the agreement pursuant to which the Company intends to issue preferred stock to Kim Thompson.  The Company has disclosed on page 21 of the Amendment that the selling shareholder has not consented to the issuance of the preferred shares to Mr. Thompson.

The Company has disclosed the intention to issue preferred stock in Note 4(C) (Royalty and Research Agreements) and Note 5 (Related Party Transactions) in the Company’s audited financial statements for the year ended December 31, 2008 (at pages F-16 to F-18 of the Amendment) and in Note 6(C) (Royalty and Research Agreements) and Note 7 (Related Party Transactions) in the Company’s unaudited financial statements for the three and nine month periods ended September 30, 2009 (at pages F-35 to F-37 of the Amendment).

The disclosure in Note 4(C) in the annual financial statements and Note 6(C) in the interim financial statements is as follows:

“On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with SFAS 150, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of December 31, 2008, the Company has recorded $120,000 in accrued expenses- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to December 31, 2008.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  Additionally, the accrued expenses are accruing 7% interest per year.  At December 31, 2008, the Company recorded interest expense and related accrued interest payable of $1,887.”

The disclosure in Note 5 in the annual financial statements and Note 7 in the interim financial statements is as follows:

“On December 26, 2006, the Company entered into an addendum to the intellectual property transfer agreement with an officer.  In consideration of the Company issuing either 200,000 preferred shares with the following preferences; no dividends and voting rights equal to 100 common shares per share of preferred stock or the payment of $120,000, the officer agreed to terminate the royalty payments due under the agreement and give title to the exclusive license for the non protective apparel use of the intellectual property to the Company.  On the date of the agreement, the Company did not have any preferred stock authorized with the required preferences.  In accordance with SFAS 150, the Company determined that the present value of the payment of $120,000 that was due on December 26, 2007, the one year anniversary of the addendum, should be recorded as an accrued expense until such time as the Company has the ability to assert that it has preferred shares authorized.  As of December 31, 2008, the Company has recorded $120,000 in royalty agreement payable- related party.  On December 21, 2007 the officer extended the due date to July 30, 2008.  On May 30, 2008 the officer extended the due date to December 31, 2008.  On October 10, 2008, the officer extended the due date to the earlier of (a) March 30, 2010 or (b) upon demand by the officer.  Additionally, the accrued expenses are accruing 7% interest per year.  At December 31, 2008, the Company recorded interest expense and related accrued interest payable of $1,887 (See Note 4 (C).”

Description of Business, page 17

19.	Please revise this section to briefly describe the following:

•	All patents, trademarks, licenses, concessions, royalty agreements or labor contracts, including duration; and
•	Estimate of the amount spent during each of the last two fiscal years on research and development activities.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

See Item 101(h)(4)(vii) and (x) of Regulation S-K.

Response:  The Company has provided the requested disclosure on pages 24 and 25 of the Amendment.

The Product, page 18

20.	Please disclose the basis for the statements in the chart comparing the properties of spider silk and steel.

Response:  The Company has provided the requested disclosure on page 23 of the Amendment.

Market for Common Equity and Related Stockholder Matters, page 21

21.
We note that your common stock began trading on the OTCBB on February 28, 2008.  Please include the low and high price for the quarter ended March 31, 2008 pursuant to Item 201(a)(ii) of Regulation S-K.

Response:  The Company has provided the requested disclosure on page 26 of the Amendment.

Financial Statements

(F) Income Taxes, page F-7

22.	Please revise to include the applicable disclosures required by SFAS 109.

Response:   Due to recurring losses, the effective tax rate is 0%.  The Company does not have deferred tax assets or liabilities.  There are no items to reconcile or disclose as per paragraph 47 of SFAS 109.

Note 4. Commitments and Contingencies, page F-12

23.
We note that your employment agreement with your CEO appears to allow for unpaid salary to be converted into common stock at a price that may be less than the fair value of the common stock.  Please revise to disclose what consideration you have given to the accounting for this potential benefit.  Reference 150 and EITF 00-27.

Response:   The Company has revised the footnote to disclose that the contract is accounted for under EITF 00-27 and classified in accordance with SFAS 150.

24.
We note that you have not made the required payments pursuant to your license agreement.  Please revise to specifically disclose your intentions regarding payment, whether your agreement may terminate because of non-payment and how such potential termination may impact your business.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:  :  The note has been revised to reflect that (i) the Company will continue to accrue required payments under the license agreement, (ii) the Company will pay off the accrued payments under the license agreement as our finances allow, (iii) the license agreement provides that the University of Wyoming must give the Company 90 days notice to cure the failure to make the required payments before it can terminate the license agreement and (iv) if the license agreement were terminated, it would result in a loss of six months of research time and would  cost the Company an additional $120,000 to create an alternative gene sequence.  We also added this disclosure on page 25 of the Amendment.

Note 6.  Subsequent Events, page F-17

25.
Please amend your annual financial statements and related disclosures contained in the registration statement as well as Form 10-K for the fiscal year ended December 31, 2008 to retroactively and consistently present the subsequent stock split in accordance with SAB Topic 4:C.

Response:  The Company has revised the annual financial statements and the related disclosures in the registration statement to present the stock split treated as a stock dividend and retroactively adjusted share and per share amounts.  We have not amended the form 10-K to show the stock dividend retroactively as of December 31, 2008 in accordance with SFAS 128, paragraph 54 as the record date was after the date of financial statements were issued and the Company’s Board of Directors could, prior to the record date, decide to amend the stock dividend award.

Note 6.  Subsequent Events, page F-33

26.
We note that you entered into an agreement with an investor group on July 17, 2009.  Please revise to include a specific and comprehensive discussion regarding how you will account for the convertible units, warrants and registration rights within the agreement.  Reference FAS 150, EITF 00-19 and EITF 00-27.

Response:   The Company has revised the note payable footnote to include a comprehensive discussion on the accounting for the convertible note.

Undertakings, page II-5

27.	Please revise to delete paragraph (6) from your undertakings, as it does not appear relevant to this offering. See Item 512 of Regulation S-K.

Response:  The Company has deleted paragraph (6) from its undertakings in accordance with comment 27 of the Staff Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

28.	To the extent the above comments apply to your Exchange Act filings, please comply with the above comments in future filings.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Response:  The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its Form 10-K for the year ending December 31, 2009 (the “2009 Form 10-K”).

Description of Property, page 2

29.	In future filings, please disclose whether the Company leases or owns this office space. See Item 102 of Regulation S-K.

Response:  The Company has made the requested disclosure on page 25 of the Amendment. The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its 2009 Form 10-K.

Management’s Annual Report on Internal Control Over Financial Reporting, page 6

30.
We note your disclosure in your first paragraph of this section.  In future filings, if you choose to define internal controls over financial reporting, please use the full definition set forth in Exchange Act Rules 13a-15(f) and 15d-15(f).

Response:  The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its 2009 Form 10-K.

31.
To the extent that you have material weaknesses in internal controls over financial reporting in the future, please disclose when you anticipate remediating the material weaknesses and describe in detail the remediation steps you will take.

Response:  The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its 2009 Form 10-K.

Signatures

32.
We note that you have only one executive officer, who is also your sole director.  In future filings, if you continue to have just one executive officer, please disclose on the signature page that your executive officer is signing the registration individually in the capacities of the principal executive officer, principal financial officer and principal accounting officer.   Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K.

Response:  The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its 2009 Form 10-K.

U.S Securities and Exchange Commission
Division of Corporation Finance
December 16, 2009

Exhibit 31.1 – Section 302 Certification

33.
In future filings, please file your certifications exactly as set forth in Item 603(b)(31)(i) of Regulation S-K.  We note several discrepancies throughout the certification.  For example, the second part of paragraph 4(b) should refer to providing reasonable assurance regarding “the reliability” of financial reporting rather than “their liability.”  This comment also applies to the Section 302 certification contained in your Forms 10-Q for the periods ending March 31, 2009 and June 30, 2009.

Response:  The Company will comply with the above comments in its future filings to the extent applicable, including, but not limited to, its 2009 Form 10-K.

We have advised the Company that it will be required to file a Tandy Representation Letter at the time it requests acceleration of the effectiveness of the registration statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox
Richard C. Fox, Esq.

cc:           Kim Thompson, Kraig Biocraft, Inc.

KRAIG BIOCRAFT LABORATORIES, INC.

ADDENDUM TO THE

FOUNDERS STOCK PURCHASE AND INTELECTUAL PROPERTY TRANSFER
AGREEMENT

           THIS ADDENDUM to the FOUNDERS STOCK PURCHASE AND INTLLECTUAL PROPERTY TRANSFER AGREEMENT ("Agreement") dated the April 26, 2006, between Kraig Biocraft Laboratories, Inc., a Wyoming corporation (tile "Company") and Kim Thompson, an individual ("Mr. Thompson") is dated December 26, 2006.

The Board of Directors of the Company (the "Board") and Executive each desires that the FOUNDERS STOCK PURCHASE AND INTELECTUAL PROPERTY TRANSFER AGREEMENT be modified and amended by this ADDENDUM as described below.

NOW, THEREFORE, in consideration of the mutual promises and undertakings contained in this ADDENDUM, the adequacy of which are hereby acknowledged, and intending to be legal[y bound hereby, the parties hereto agree as follows:

Section 2, titled Royalties, shall be deleted, and no royalties shall be owed to Mr. Thompson pursuant to the FOUNDERS STOCK PURCHASE AND INTELEMAL PROPERTY TRANSFER AGREEMENT, All references royalties in the agreement are rendered meaningless and void, and such is the intention of the parties entering into this addendum.

Section 3, titled Exclusive license for non protective apparel, shall be deleted, and no exclusive license shall be issued to Mr. Thompson pursuant to section 3.

In exchange for Mr. Thompson's entering into this addendum and surrendering the rights contained in former sections 2 and 3, the Company shall use its best reasonable efforts Lo issue to Mr. Thompson, within 12 months from the cafe of this agreement, 200,000 shares of the Company's preferred stock, Said stock shall have no preference for the payment of dividends, and may be issued without any right to receive any dividend. The preferred shares will however have super voting rights equivalent to 100 votes of Class A Common shares per share of preferred, such that the total issuance of preferred shares to Mr. Thompson shall have the voting power of 20,000,000 Class A shares.

In the event that the Company, through the use of its best reasonable efforts, is unable to issue to Mr. Thompson the preferred shares referenced above, the Company will provide Mr. Thompson with the alternative consideration of one hundred and twenty thousand dollars S 120,000, payable on the one year anniversary of this addendum.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum under seal the day and year above first written.

1

Executive	Company

/s/ Kim Kraig Thompson	/s/ Kim Kraig Thompson
Kim Kraig Thompson	Kim Kraig Thompson
C.E.O.
On behalf of Kraig Biocraft Laboratories, Inc.

2

KRAIG BIOCRAFT LABORATORIES, INC.

FOUNDER'S STOCK PURCHASE
AND
INTELECTUAL PROPERTY TRANSFER AGREEMENT

This FOUNDER'S STOCK PURCHASE AND INTELECTUAL PROPERTY TRANSFER AGREEMENT ("Agreement") is dated as of the first day of April 26, 2006, by and between Kraig Biocraft Laboratories, Inc., a Wyoming corporation (the "Company" or the 'Corporation) and Kim Thompson, an individual ("Mr., Thompson").

The Board of Directors of the Company (the "Board") and Mr. Thompson each desires that Mr. Thompson acquire an equity interest in the Company as a founder of the company, and on the terms and conditions hereinafter set forth. Furthermore Company and Mr. Thompson each desires that the Company acquire an interest in certain intellectual property, technology and trade secrets of Mr. Thompson for the purpose of commercializing the same. The parties enter into this agreement setting forth the terms and conditions therewith.

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows;

WHEREAS, the Corporation desires to issue, and Mr. Thompson desires to acquire, stock of the Corporation as herein described, on the terms and conditions hereinafter set forth, and

WHEREAS, the issuance of common stock, royalties and other benefits hereby is in consideration for intellectual property and technology transfer advanced to the Corporation by Mr. Thompson, the adequacy and sufficiency of which is hereby acknowledged by the Corporation, and for other good and valuable consideration, and

WHEREAS, the issuance of common stock hereby is intended to comply with all provisions promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"), and is intended to comply with regulation D. including sections 504, 505 and 506.

NOW, THEREFORE, IT IS AGREED between the parties as follows:

1. Stock. Mr. Thompson hereby purchases from the Corporation, and the Corporation hereby sells to Mr. Thompson, thirty three million two hundred and twenty nine thousand two hundred (33,229,200) shares of the Common Class A Stock of the Corporation (the "Stock") at nil par value, in exchange for:

Intellectual Property and Technology transferred to the Corporation, listed in Exhibit A (hereafter ''the Transferred Intellectual Property").

2. Royalties. The Corporation further agrees that Mr. Thompson shall receive from the Corporation, its licensees, subsidiaries, successors and assigns, royalties on all products employing certain aspects of the Technology, Specifically Corporation grants and guarantees Mr. Thompson the following royalty payments:

a. A 1.65 % royalty on al/ use or gross solos of products that are composed of a protein fiber where one or more protein constituents of the fiber are endogenous to 2ornbyx, and one or more are exogenous to Bombyx, or where two or more proteins which are not found together in silk fibers in nature, are expressed in Bombyx to create a new silk fiber. With the exception that no royalty under this provision shall be owing in the event that said silk fiber is composed entirely of synthetic proteins that do not occur in nature. Said royalty is payable within 60 days of each financial quarter.

b. A1 .65 % royalty on all use or gross sales of products that are composed of a protein fiber where one or more protein constituents of the fiber are exogenous to Bombyx, and where one or more of said exogenous protein(s) is not a synthetic protein that is not found in nature, or is not a protein(s) that is found in spiders. Said royalty is payable within 60 days of each financial quarter.

c. A 0.85 % royalty on all use or gross sales of products that are composed of a protein fiber which is produced in or from the silk glands of 8ornbyx, through the use of genetic engineering or DNA manipulation, or RNA manipulation, or induced mutation, or the interdiction of genetic sequences which are foreign to Bombyx. Said royalty is payable within 60 days of each financial quarter.

For purposes of this section it is understood that silk is a protein fiber.

The maximum total royalty due under this Section 2 shall be 1 .75%.

In the event of Mr. Thompson's death, the royalty payments will continue to Mr. Thompson's designee, as he may hereafter appoint. The Company's obligation to pay royalties to Mr. Thompson or his designee on each of the products shall be in force from the date of this agreement and shall remain in effect on each of the product as described above until the longer of (I) expiration of the last-to-expire patent, held or licensed by the Company on such a product or its method of creation or on the transgenic organism which expresses the product or its protein component(s) or (ii) eighteen years from the date of the first commercial sale of such a product which is covered by this Agreement. In no event shall royalties be owed under this paragraph after twenty seven years from the dale of this agreement.

3. Exclusive license for non protective apparel. The Corporation further agrees that Mr. Thompson shall receive from the Corporation an exclusive license on all non-protective apparel applications of the company's products and technology. Pursuant to said license, Mr. Thompson will have exclusive rights to sea, make, or have made, non-protective apparel which uses the Company's technology or products worldwide. Non-protective apparel, as used herein, refers to articles of clothing or decoration which are sold primarily to markets and customers who are not purchasing the products primarily for protective purposes. Use of the Company's technology to make shirts, pants, kimonos, undergarments, dresses, business suits, and curtains are all examples of non-protective apparel. Sporting goods and sparking protective apparel are excluded from the definition of non-protective apparel. Shirts with moisture wicking properties sold to runners is for example excluded, but shirts sold with a sports brand logo, but used primarily as an article of casual apparel is included as non-protective apparel within the meaning of this article.

The party's anticipate that Mr. Thompson will assign these rights to a corporation to be formed and referred to herein as New Company" The Company will receive 24% of the founder's equity in "New Company, and Mr. Thompson will receive 76% of the founder's equity. "New Company" will be responsible to pay any royalties on its sales that Company would otherwise be obligated to pay. In the event that Mr. Thompson so elects, he may exclude the Company from equity participation in New Company and otherwise retains the rights described in this provision, provided that he will pay the Company a 4% royalty on all of his use or gross sales of the products described in this numbered paragraph 3. Otherwise, Mr. Thompson may elect to relinquish all such rights to the Corporation, in exchange for a 7% royalty on all use or gross sales of the products described in this numbered paragraph 3, or 45% of the net proceeds thereof, whichever is greater.

4. All certificates representing any shares of Stock of the Corporation subject to the provisions of this Agreement shall have endorsed thereon legends in substantially the following form:

"The securities represented by this Certificate have not been registered under the Securities Act of 1933. They may not be sold, offered for sale, pledged or hypothecated in the absence of an effective registration statement as to the securities under said Act or an opinion of counsel satisfactory to the Company that such registration is not required."

5. Allocation of public offering. The Company grants Mr. Thompson such right to participate in public offerings of the company's stock as may be determined by the board of directors, by allowing him to sell the Company's stock in his possession up to a maximum of 20% of the total public offering. This provision is subject to the reasoned discretion of the board of directors, and the rights of any other person or entity, if any, which have contractual rights to similarly participate in such a public offering. In that event, then the total allocation of privately held shares to be sold in the Company's public offing shall be apportioned between Mr. Thompson and any such other persons or entities in the same purport ion as the amount of founders stock held between Mr. Thompson and such other persons or entities.

6. Mr. Thompson shall be granted such "piggy-back" registration rights on registrations of the Corporation as may be determined by the board of directors,

7. Mr. Thompson shall exercise all rights and privileges of a shareholder of the Corporation with respect to the Stock,

8. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

9. This Agreement shall be binding and inure to the benefit of the successors and assigns of the Corporation and be binding and inure to the benefit of Mr. Thompson's heirs, successors, and assigns.

10. The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

11.         LIMITED WARRANTY. THE TRANSFERRED INTELLECTUAL PROPERTY FROM MR. THOMPSON TO COMPANY IS PROVIDED WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. MR. THOMPSON MAKES NO REPRESENTATION OR WARRANTY THAT THE TRANSFERRED INTELLECTUAL PROPERTY OR METHODS WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT.
IN NO EVENT WILL MR. THOMPSON BE LIABLE FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES RESULTING FROM EXERCISE OF THE TRANSFERRED INTELLECTUAL PROPERTY OR MANUFACTURE, SALE, OR USE OF THE INVENTION OR LICENSED PRODUCTS OR LICENSED METHODS.

THE COMPANY AGREES THAT IT WILL USE OR EMPLOY THE TRANSFERRED INTELLECTUAL PROPERTY SOLELY AT ITS OWN RISK.

NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS:

(A)	A WARRANTY OR REPRESENTATION BY MR. THOMPSON AS TO THE VALIDITY OR SCOPE OF THE TRANSFERRED INTELLECTUAL PROPERTY OR OF MR. THOMPSON PATENT RIGHTS, IF ANY: OR

(B)	A WARRANTY OR REPRESENTATION THAT THE TRANSFERRED INTELLECTUAL PROPERTY, OR ANYTHING

MADE, USED, SOLD OR OTHERWISE DISPOSED OF UNDER ANY LICENSE GRANTED IN THIS AGREEMENT IS OR WILL BE FREE FROM INFRINGEMENT OF PATENTS OR OTHER INTELLECTUAL PROPERTY OR BIOLOGICAL MATERIALS OF THIRD PARTIES; OR

(C)	AN OBLIGATION TO BRING OR PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES; OR

(D)
CONFERRING BY IMPLICATION, ESTOPPEL OR OTHERWISE ANY LICENSE OR RIGHTS UNDER ANY PATENTS OR OTHER INTELLECTUAL PROPERTY OF MR. THOMPSON OTHER THAN THE TRANSFERRED INTELLECTUAL PROPERTY AS DEFINED ABOVE, REGARDLESS OF WHETHER SUCH PATENTS ARE DOMINANT OR SUBORDINATE TO THE TRANSFERRED INTELLECTUAL PROPERTY; OR

(E)	A WARRANTY OR REPRESENTATION THAT THE TRANSFERRED INTELLECTUAL PROPERTY IS WORKABLE, VIABLE OR COMMERCIALY PRACTICAL.

(F)	AN OBLIGATION FOR MR. THOMPSON TO FURNISH ANY KNOW-HOW NOT EXPLICITLY AND SPECIFICALLY PROVIDED IN THIS AGREEMENT.

12. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

13. CHOICE OF LAW, It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with the laws of the State of Michigan, and that the laws of that state shall govern any dispute that is presented to arbitration as hereinafter provided.

14. INDEMNIFICATION, Company shall indemnify Mr. Thompson against any and all expenses, including amounts paid upon judgments, counsel fees, environmental penalties and fines, and amounts paid in settlement (before or after suit is commenced), incurred by Mr. Thompson in connection with [his or her] defense or settlement of any claim, action, suit or proceeding in which [he or she] is made a party or which may be asserted against [him or her] by reason of [his or her] this Agreement or the issuance of royalties or securities pursuant hereto, Such indemnification Shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw agreement, or otherwise. This provision shall survive the expiration or termination of this agreement for any reason.

15. Notices. All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall deemed to have been given at the time when mailed at any office of the United States Postal Service enclosed in a certified postage-paid envelope addressed to the respective party at the addresses set forth below (together with an electronic copy to the designated e-mail addresses listed below if notice is being served on Mr. Thompson) or to such changed address as such party may have fixed by notice to the other party, provided, however, that any notice or change of address shall be affected only upon receipt and further provided that any notice may be personally delivered to the respective party by the party giving notice in lieu of being

If to Company:	Kraig Biocraft Laboratories Inc.
Attention: CORP 95
109 E. 174h Street, Suite 7

Cheyenne, WY 82001

If to Mr. Thompson:	Mr. Kim K. Thompson
1400 Dennison Road
East Lansing, Michigan 48823

With an electronic copy in either PDF or MS Word compatible format to:
psnor88Paorcom, and
Kim@Kraigbiocraftlaboratories.corn

16. Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the Company, its successors and assigns, and any corporation which may acquire all or substantially all of the Company's assets or into which the Company may be consolidated or merged, and shall inure to the benefit of Mr. Thompson's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Upon Mr. Thompson's death, all amounts, warrants, and other compensation, to which he is entitled hereunder, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Mr. Thompson's designee, or, if there be no such designee, to Mr. Thompson's estate,

17. Effect of Prior Agreements. This agreement does not supersede, nor shall it be interpreted as conflicting with, the employment agreement between the parties and dated April 26, 2006.

18. Settlement by Arbitration. Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by binding arbitration in accordance with the rules of JAMS. Said arbitration shall be before a single arbitrator whose decision shall be binding and final, Unless the parties agree otherwise, the arbitration shall be held in the JAMS offices in Chicago, Illinois, Judgment upon the award rendered may be entered in any court with jurisdiction. In the event that the dispute involves the withholding by the Company or the refusal to pay or issue, by the Company, of any payment, compensation or security due under the provisions or this agreement to Mr. Thompson, his spouse, family or designee, and such spouse, family or designee are the prevailing or substantially prevailing parties, the Arbitrator shall award pre judgment interest on any such compensation at the annual rate of 14%, or the maximum amount allowable under the law if less than 14%.

19. Execution in Counterparts. This Agreement may be executed by the parties hereto signing the same instrument, or by each party hereto signing a separate counterpart or counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument The parties agree that documents executed by facsimile shall be acceptable in this transaction, and the signatures thereof shall have the same force and effect as original signatures.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal the day and year above first written.

Mr. Thompson	Company

/s/ Kim Kraig Thompson	/s/ Kim Kraig Thompson
Kim Kraig Thompson	Kim Kraig Thompson
C.E.O.
On behalf of Kraig Biocraft Laboratories, Inc.

EXHIBIT A: Intellectual Property and Technology transferred to the Corporation.

An ATTACHMENT to: KRAIG BTOCRAFT LABORATORIES, INC., FOUNDER'S STOCK PURCHASE AND INTELECTUAL PROPERTY TRANSFER AGREEMENT.

EXHIBIT A: Intellectual Property and Technology transferred to the Corporation.

An ATTACHMENT to: KRAIG BIOCRAFT LABORATORIES, INC., FOUNDER'S STOCK PURCHASE AND LNTLLECTUAL PROPERTY TRANSFER AGREEMENT.

Description of Intellectual Property and Technology.

A provisional patent application, and the Technology and inventions described therein, filed with the US Patent arid Trademark office on or about January 28, 2006, and titled:

Transgenic expression system for the commercial production of exogenous proteins and protein composite silks, targeting the silk glands of the silkworm (Bombyx mori), and the creation and production of unique silks made from new combinations of silk protein.

Inventor: Kim K. Thompson